Exhibit 99.1

BIOTIE THERAPIES CORP.	FINANCIAL STATEMENT RELEASE	March 18, 2016 at 9.00 a.m.

Biotie Financial Statement Release 2015

Biotie (Nasdaq Helsinki BTH1V; NASDAQ: BITI) announces its financial statement release for the three and twelve month periods ended December 31, 2015.

Company Highlights
October – December 2015

•	Tozadenant, Biotie’s lead pipeline program, is in Phase 3 development in Parkinson’s disease. Patient recruitment continued during the fourth quarter into the TOZ-PD study, a 450-patient double-blind, placebo-controlled Phase 3 study with an open-label extension that is being conducted under a Special Protocol Assessment (SPA) with the U.S. Food and Drug Administration (FDA).

•	Phase 2 studies with SYN120 in Parkinson’s disease dementia and BTT1023 in primary sclerosing cholangitis, which are being conducted by third parties, continued to recruit patients.

•	Biotie’s revenue for three months ended December 31, 2015 (three months ended December 31, 2014) was €0.7 million (€1.9 million) and the financial result was a net loss of €5.5 million (net loss of €32.5 million).

•	At December 31, 2015 Biotie had cash and cash equivalents and short term investments (reported as financial assets held at fair value through profit and loss), which together are referred to as liquid assets, of €79.0 million (€84.0 million, September 30, 2015; €32.4 million, December 31, 2014). Operating cash flow for the twelve months ended December 31, 2015 was €30.3 million outflow (€14.1 million outflow for the twelve months ended December 31, 2014).

Key event after the reporting period

•	On January 19, 2016 Biotie announced that Acorda Therapeutics, Inc. (Acorda) and Biotie Therapies Corp. have entered into a combination agreement whereby Acorda, either directly or through a wholly-owned subsidiary, will make a public tender offer in Finland and in the United States to purchase all of the issued and outstanding shares, American Depositary Shares (ADSs), stock options, share units and warrants in Biotie that are not owned by Biotie or any of its subsidiaries (the Tender Offer). The Board of Directors of Biotie unanimously recommends that the holders of Biotie shares, ADSs, option rights, share units and warrants accept the Tender Offer. The tender offer from Acorda values the Company at approximately €334 million, or approximately $363 million based on the exchange rate on January 18 the day before the tender offer was announced, which represents a premium to the closing price of approximately 95% for the Biotie shares on Nasdaq Helsinki Ltd and approximately 94% of the Biotie ADSs on the Nasdaq Stock Market LLC on January 18, 2016, the last trading day preceding the announcement.

•	Following the necessary regulatory approvals the acceptance period under the Tender Offer commenced on March 11, 2016 and will preliminarily expire on April 8, 2016.

Key figures (unaudited)

(€ in thousands)	3 months to December 31, 2015	3 months to December 31, 2014	12months to December 31, 2015	12months to December 31, 2014
Revenues	749	1,850	3,736	14,901
Research and development costs	(6,253)	(5,261)	(25,864)	(17,192)
Net loss	(5,505)	(32,520)	(28,323)	(35,165)
Loss per share (€)	(0.01)	(0.07)	(0.04)	(0.08)
Cash flow used in operating activities			(30,260)	(14,092)

(€ in thousands)	December 31, 2015	December 31, 2014
Liquid assets	79,044	32,393
Equity	105,720	52,623
Equity ratio (%)	74.6	61.0

Timo Veromaa, Biotie’s President and CEO commented,

“2015 was an excellent year for Biotie. We strengthened our balance sheet substantially during the summer and began the potentially pivotal Phase 3 study with our lead asset tozadenant, an adenosine A2a receptor antagonist being developed for Parkinson’s disease. Recruitment is on track and we are very excited about the prospects for this novel agent which in prior studies has demonstrated clinically meaningful improvements in patients experiencing “off” episodes. Beyond tozadenant, we additionally made further developments in the rest of our pipeline with the Phase 2 studies for both SYN120 and BTT1023 also progressing with enrollment.”

Product Portfolio Review:

Selincro® (nalmefene) is a dual-acting opioid system modulator and the first therapy approved in Europe for the reduction of alcohol consumption in alcohol dependent individuals.

Biotie has licensed global rights to Selincro to Lundbeck. Under the terms of the agreement with Lundbeck, Biotie is eligible for up to €94 million in upfront and milestone payments, of which €22.5 million had been received at December 31, 2015, plus royalties on sales of Selincro. Biotie is eligible to receive further potential milestone payments on launches in certain ex-EU markets and if the product reaches certain pre-determined sales. Biotie will continue to receive royalties on sales and will make a contribution to Lundbeck towards post approval commitment studies.

Lundbeck received European marketing authorization for Selincro in February 2013 and the product has since been introduced in Europe. Favorable reimbursement decisions were made in the second half of 2014 in a number of key markets, including France, Spain and the United Kingdom.

Lundbeck and Otsuka Pharmaceutical Co. Ltd. are collaborating, as part of their existing alliance, to develop and commercialize nalmefene in Japan, and a 660-patient Phase 3 study in Japan was commenced in Q1 2015.

Tozadenant (SYN115) is an orally administered, potent and selective adenosine A2a receptor antagonist being developed for the treatment of Parkinson’s disease.

In a 420-patient Phase 2b trial, tozadenant displayed clinically important and statistically significant effects across pre-specified primary and multiple secondary endpoints at a number of doses. In addition, tozadenant has been found to be generally safe and well tolerated in the ten clinical trials that have been conducted to date. Full data from the Phase 2b study were published in Lancet Neurology in July 2014.

In July 2015, Biotie announced the start of the tozadenant Phase 3 study in Parkinson's disease (study TOZ-PD). The Company has agreed on a Special Protocol Assessment for TOZ-PD with the FDA. Based on discussions with the FDA at the End of Phase 2 meeting, Biotie believes that the planned Phase 3 clinical program, together with existing data, could form the basis for approval of tozadenant as an adjunctive treatment to levodopa in Parkinson’s patients experiencing end-of-dose wearing off episodes. The TOZ-PD study will use the primary and secondary endpoints and enrollment criteria used in the Phase 2b clinical trial. The study is expected to enroll 450 patients experiencing levodopa related end-of-dose wearing off, who will be randomized to receive twice daily doses of 60mg or 120mg of tozadenant or placebo in addition to their standard anti-Parkinson’s disease medications for 24 weeks. The primary endpoint will be the reduction in the number of hours spent in the “off” state in patients taking tozadenant as compared to placebo between baseline and week 24, as assessed by patient-completed diaries and averaged over three consecutive days. The double-blind placebo controlled period is expected to be followed by a 52 week open label treatment period to collect additional clinical safety data. The study is currently planned to be conducted in the United States, Canada and selected European countries. Based on current estimates top-line data from the double-blind portion is expected to be available by the end of 2017.

Providing the double-blind portion of TOZ-PD meets its primary efficacy endpoint, another open label trial is expected to be initiated in a separate population of 450 patients to establish the requisite number of unique exposures required for approval.

Biotie has exclusive worldwide rights to develop and commercialize tozadenant for all uses to treat or prevent human diseases and disorders under a license agreement with F. Hoffmann-La Roche Ltd (Roche).

SYN120 is an oral, dual antagonist of the 5-HT6 and 5-HT2A receptors. These two distinct properties could result in a unique therapeutic profile for SYN120 combining pro-cognitive and antipsychotic activities in neuro-degenerative diseases, such as Parkinson’s and Alzheimer’s. SYN120 has completed single and multiple ascending dose Phase 1 clinical studies and a Phase 1 positron emission tomography imaging study to determine therapeutic dose for subsequent Phase 2 studies. In these trials, doses well above the anticipated therapeutic dose were well tolerated.

In July 2014, Biotie was awarded a grant of up to $2.0 million from the Michael J. Fox Foundation (MJFF) to investigate SYN120 in Parkinson's disease patients with dementia, and patient enrollment into a Phase 2a study primarily funded under the grant was commenced in December 2014. The SYNAPSE study is an 80 patient, Phase 2a, randomized, double-blind, multi-center, placebo-controlled trial in patients with Parkinson's disease dementia. Patients are randomized 1:1 to placebo or SYN120 dosed once daily over a 16 week treatment period. In addition to assessing safety and tolerability, the main focus of the study is to establish efficacy of SYN120 on cognition using the Cognitive Drug Research (CDR) Computerized Cognition Battery as the primary efficacy endpoint. The study is being conducted by the Parkinson Study Group (PSG) at approximately 12 specialist sites in the United States. Biotie and the PSG share responsibility for the design and execution of the study, and top-line results of the study are expected by the end of 2016.

Biotie has exclusive worldwide rights to develop and commercialize SYN120 under a license agreement with Roche and will be able to use data from the MJFF-funded study for any future regulatory submission for SYN120, including Alzheimer’s disease, although further clinical development plans in such indications will depend on the availability of funding.

BTT1023 is a fully human monoclonal antibody that specifically binds to vascular adhesion protein 1 (VAP-1), an endothelial cell adhesion receptor expressed on blood vessels. Recent investigation has shown that VAP-1, in addition to its previously demonstrated role in inflammation, is also involved in the process of fibrosis, which can occur in several organs and is poorly treated with current drugs.

In July 2014, Biotie partnered with the University of Birmingham, UK, who were awarded grant funding to conduct an investigator-sponsored, Phase 2, proof of concept study with BTT1023 in primary sclerosing cholangitis (PSC), a chronic and progressive orphan fibrotic disease for which there are currently no FDA-approved treatments. The grant was awarded by the UK’s National Institute for Health Research (NIHR) Efficacy and Mechanism Evaluation Programme, funded and managed by NIHR on behalf of the Medical Research Council - NIHR partnership. The grant holder and Co-Investigator for the study is Professor David Adams, Director of the NIHR Biomedical Research Unit in Liver Disease and Centre for Liver Research at the University of Birmingham.

The BUTEO study being funded under the grant opened for patient recruitment in March 2015. It is an open label, single arm, multi-center study that will evaluate efficacy, safety and pharmacokinetic properties of BTT1023 in 41 patients with PSC. Patients will receive BTT1023 via intravenous infusion every two weeks over an 11 week treatment period. The primary efficacy endpoint is a reduction of elevated levels of alkaline phosphatase, a blood biomarker of bile duct inflammation; secondary endpoints include various measures of liver injury and fibrosis.

The two-stage study design includes a pre-planned interim analysis. Based on current estimates, it is expected that the requisite number of patients will have been treated by the end of 2016 to enable the interim analysis to be completed.

The European Commission has granted BTT1023 Orphan Drug Designation in the EU for the treatment of PSC, and Biotie intends to submit an application to the FDA for orphan drug designation for BTT1023 in the United States. Biotie retains full rights to BTT1023.

Management Discussion and Analysis of Financial Condition and Results of Operations

The following discussion and analysis should be read in conjunction with the condensed consolidated financial information contained herein, which has been prepared in accordance with International Accounting Standard 34, Interim Financial Reporting. The Company presents its consolidated financial information in euros.

Overview

In the periods presented the Company has earned revenue from Lundbeck, in the form of royalties and commercial milestones for Selincro, and from UCB in the form of Phase 3 development milestones and Phase 3 development funding for tozadenant. The accounting policies that the Company applies in recognizing these revenues are set out in detail in note 2 to the consolidated financial statements for the year ended December 31, 2014.

The Company’s research and development activities are central to its business model and expenditure on research and development is recognized as an expense in the period in which it is incurred. The Company’s current research and development activities mainly relate to the following key programs: Phase 3 clinical trial of tozadenant in Parkinson’s disease which started recruiting patients in July 2015; Phase 2a clinical trial of SYN120 in Parkinson’s disease dementia which is currently recruiting patients; and Phase 2 clinical trial of BTT1023 in primary sclerosing cholangitis, which is currently recruiting patients.

General and administrative expenses consist of salary-related and external costs related to the Company’s executive, finance and other support functions, including the costs associated of compliance with the on-going requirements of being a listed company on Nasdaq in the United States and on the Nasdaq OMX market in Helsinki, including insurance, general administration overhead, investor relations, legal and professional fees and audit fees.

Other operating income consists primarily of grant income and rent received on a sub-lease; prior to September 2014 it also included rent from an investment property.

Our policy is to invest funds in low-risk investments, which primarily consists of money market funds and interest-bearing saving and investment accounts. Savings and deposit accounts generate a small amount of interest income. Interest expenses consist primarily of non-cash interest in respect of the Tekes loans and the convertible capital loan.

Other net financial income (expense) primarily relates to all non-interest related items and comprises net foreign exchange gains (losses) that arise from our intercompany borrowings, and unrealized and realized gains from money market funds, that are reflected as financial assets held at fair value through profit and loss.

The Company does not generally pay any corporate income taxes, as there are currently cumulative operating losses in each subsidiary company.

Results of Operations: comparison of the twelve months ended December 31, 2015 and December 31, 2014

Revenue

Revenue decreased by €11.2 million to €3.7 million for the twelve months ended December 31, 2015 compared to €14.9 million for the twelve months ended December 31, 2014. The decrease was primarily due to the payment of the Phase 3 development milestones from UCB for tozadenant of €5.0 million in the first three months of 2014, which did not recur thereafter due to the termination of the related agreement, a reduction of €2.7 million in Phase 3 development funding from UCB that ceased in the first quarter of 2015 and €6.0 million of commercial milestones from Lundbeck for Selincro that were received in the third quarter of 2014. This was partially offset by an increase in royalties from Lundbeck for Selincro of €2.1 million as a result of increased sales and the first commercial milestone for Selincro received in 2015 of €0.5 million in the three months ended June 30, 2015.

Research and development expenses

Research and development expenses increased by €8.7 million for the twelve months ended December 31, 2015 to €25.9 million, compared to €17.2 million for the twelve months ended December 31, 2014. The majority of the expenditure in each period was in relation to tozadenant, with the increase mainly being due to the stage of the development activities.

General and administrative expenses

General and administrative expenses increased by €0.5 million to €7.8 million for the twelve months ended December 31, 2015, as compared to €7.3 million for the twelve months ended December 31, 2014.

Other operating income

Other operating income for the twelve months ended December 31, 2015 amounted to €0.6 million, comprising sub-lease rental income and grant income from MJFF. This is €0.5 million lower than the €1.1 million for the twelve months ended December 31, 2014, which also included rental income and a gain on sale from an investment property in Germany that was sold in September 2014.

Interest income

Interest income was minimal for both of the twelve months ended December 31, 2015 and 2014.

Interest expenses

Interest expenses consist of non-cash interest expenses accrued on the Tekes loans and the convertible capital loans, which remained broadly stable. As a result, interest expenses were €0.7 million for both of the twelve month periods ended December 31, 2015 and 2014.

Other net financial income (expenses)

Other net financial income (expenses) mainly comprises net foreign exchange differences and was a net gain of €1.6 million for the twelve months ended December 31, 2015 and for the twelve months ended December 31, 2014.

Other comprehensive income

Other comprehensive income comprises currency translation differences, which mainly arise from the translation of in-process R&D assets and goodwill in our foreign subsidiaries. It was a gain of €6.4 million for the twelve months ended December 31, 2015, compared to a gain of €6.6 million for the twelve months ended December 31, 2014.

Liquidity and Capital resources

Cash flows

Net cash outflow from operating activities for the twelve months ended December 31, 2015 was €30.3 million, an increase of €16.2 million as compared to the net cash outflow of €14.1 million during the same period in 2014, mainly due to lower revenue and higher research and development expenses.

Net cash outflow from investing activities was €6.4 million for the twelve months ended December 31, 2015, a decrease of €17.3 million as compared to the net cash inflow of €10.9 million in the same period in 2014, due to investment in and proceeds from sale of financial assets at fair value through profit or loss.

Net cash inflow from financing activities was €74.2 million for the twelve months ended December 31, 2015, an increase of €74.1 million compared to the inflow of €0.1 million for the same period in 2014. The reason for the increase was the net proceeds received from the issue of the convertible notes on May 28, 2015 of €30.2 million and the issue of share capital associated with the US public offering on June 16, 2015 of €43.9 million. The remaining inflows relate solely to the proceeds from share issues in respect of employee equity plans and are minimal in both periods.

Liquid assets, comprising cash and cash equivalents and financial assets at fair value through profit and loss, totaled €79.0 million at December 31, 2015 as compared to €32.4 million at December 31, 2014. The increase of €46.6 million was mainly due to the net proceeds received from the issue of the convertible notes and US public offering of €74.1 million, which was partially offset by utilization of cash flow for financing the operating activities, principally research and development expenses.

Cash and funding sources

Our main sources of revenue during the periods presented were from UCB in relation to tozadenant and milestones and royalties from Lundbeck in relation to Selincro sales.

On May 29, 2015, the Company announced that it had completed the issuance of in total 220,400,001 convertible notes and 220,400,001 warrants, which may be exercised at an exercise price of €0.17 within a period of five years starting six months after their date of issue, to certain US investors and certain existing shareholders pursuant to the authorization granted by the Annual General Meeting of shareholders on May 26, 2015. The total principal amount raised from the issuance of the convertible notes was €33.1 million. The warrants were issued free of charge to the subscribers of the convertible notes.

On June 16, 2015, the Company announced that it had closed its US public offering. It was confirmed that the Company had offered 3,806,047 American Depositary Shares (ADS) in its US public offering at a price to the public of $14.888 per ADS for gross proceeds of $56.7 million (€50.2 million at the fixed ECB exchange rate of $1.1279 per euro as at June 10, 2015, the date of pricing). The share to ADS ratio is 80 to one, and the ADS represent 304,483,760 newly issued shares in the Company with a subscription price of €0.165 (rounded figure) per new share (at the above mentioned fixed exchange rate). This includes the full exercise of the underwriters' over-allotment option. The issuance of new shares by the Company for the purpose of the completion of the US public offering was based on the authorization granted by the Annual General Meeting of shareholders on May 26, 2015. Following the completion of the US public offering the automatic conversion of the convertible notes issued by the Company to certain US investors and existing shareholders and the issue of 220,400,001 new shares to such noteholders at the pre-determined conversion price of €0.15 per new share has also been effected.

We have no ongoing material financial commitments, such as lines of credit or guarantees, which are expected to affect our liquidity over the next five years, other than research and development loans, some of which are due for repayment as described in note 10 to the unaudited condensed consolidated financial statements for the twelve months ended December 31, 2015.

Personnel

During the reporting period January – December 2015 (2014), the average number of employees amounted to 38 (36) and at the end of the reporting period, Biotie employed 38 people (38 people).

Equity rights

Swiss Option Plan

The Swiss company Biotie Therapies AG has a stock option plan under which stock options have been granted to employees, directors and consultants. In connection with the completion of the acquisition of Synosia, the option plan was amended so that instead of shares in Synosia an aggregate maximum of 14,912,155 shares in Biotie may be subscribed for based on the plan.

The Swiss subsidiary holds and has held Biotie’s shares and such shares have been conveyed to satisfy the terms and conditions of the Swiss option plan. The conveyed shares previously held by the Company's subsidiary have been treated as treasury shares and such shares have not carried any voting rights. As of December 31, 2015 a total of 9,802,604 shares have already been delivered on the basis of the Swiss option plan. As a result of certain of the stock options being cancelled, a total of 2,027,628 stock options remain outstanding and as a result, the outstanding shares and votes of Biotie may be further increased.

As at December 31, 2015, Biotie Therapies AG holds 2,597,952 shares in the Company as treasury shares to settle the remaining options.

2011 Plans

In December 2011, the Board of Directors of Biotie approved two share-based incentive plans for the Group employees; a stock option plan for mainly its European employees and an equity incentive plan for mainly its US employees (together the 2011 plans).

Stock Option Plan 2011: The maximum total number of stock options issued is 7,401,000, and they entitle their owners to subscribe for a maximum total of 7,401,000 new shares in the company or existing shares held by the company. After giving effect to shares already issued, forfeitures and some of the instruments based on the plan having been left unallocated, a maximum of 1,957,500 shares on December 31, 2015 may still be issued pursuant to the plan.

A total of 1,793,000 shares were subscribed for during 2015 under the plan and 1,793,000 treasury shares were used for these share subscriptions.

Equity Incentive Plan 2011: The maximum number of share units to be granted and the number of corresponding shares to be delivered on the basis of the plan will be total of 4,599,000 shares. However, due to share issues already made pursuant to the plan, forfeitures and some of the instruments based on the plan having been left unallocated, a maximum of 640,000 shares on December 31, 2015 may still be issued pursuant to the plan.

A total of 654,375 shares have been conveyed to employees without consideration during 2015 pursuant to the authorization of the Annual General Meeting of the Shareholders held on April 3, 2014 under the plan and 654,375 treasury shares have been used for these share conveyances.

2014 Plans

On January 2, 2014 the Board of Directors of Biotie approved three year incentive plans for employees. A stock option plan mainly for its European employees and an equity incentive plan mainly for its US employees.

Stock Option Plan 2014: The maximum total number of stock options to be awarded is 10,337,500, of which 4,320,000 relate to the Senior Management team only. Stock options entitle their owners to subscribe for a maximum total of 10,337,500 new shares in the company or existing shares held by the Company. The Board of Directors shall decide on the distribution of the stock options. After giving effect to forfeitures, some of the instruments based on the plan having been left unallocated and the impact of the announcement in January 2016 that no more stock options will be issued under the plan, a maximum of 7,412,000 shares may be issued pursuant to the plan.

Equity Incentive Plan 2014: The maximum number of share units to be granted and the number of corresponding shares to be delivered under the plan will be a total of 14,002,500 shares, of which 2,520,000 relate to the Senior Management team only. However, due to forfeitures, some of the instruments based on the plan being left unallocated and the impact of the announcement in January 2016 that no more share units will be issued under the plan, a maximum of 5,993,750 shares may be issued pursuant to the plan.

Shares and options held by management

At the end of financial year 2015, the amount of company's shares held by the Board of Directors and the company's management and their controlled companies amounted to 9,951,044 shares, 5,594,160 options of which 1,440,000 are senior management option units, 2,090,000 share units of which 840,000 are senior management share units and 6,388,889 warrants, of which the senior management option units and the senior management share units are subject to a multiplier of between nil and three times dependent on the growth in the Company’s share price in the three years ending 31 December 2016.

Share capital and shares

After the US public offering, which closed on June 16, 2015, Biotie has shares quoted on Nasdaq (Small Cap) in Helsinki (ticker: BTH1V) and ADS quoted on NASDAQ (Global Select Market) in the United States (ticker: BITI), where each ADS represents 80 of the Company’s shares. The Company’s shares all have equal rights and each share entitles the holder to one vote at the general meeting of shareholders.

Biotie announced on October 7, 2015 that, pursuant to the authorization of the Annual General Meeting of Shareholders held on May 26, 2015, the Board of Directors of Biotie has resolved to issue 106,088,336 shares to the Company itself without consideration in accordance with Chapter 9 Section 20 of the Finnish Companies Act (624/2006, as amended). The Treasury Shares are issued to facilitate the timely delivery by the Company of such Treasury Shares underlying the warrants issued in May 2015 to certain US investors and certain existing shareholders based on the authorization granted by the Annual General Meeting of the Company on May 26, 2015, if and when such above-mentioned warrants are exercised.

The Treasury Shares were registered with the Finnish Trade Register on October 8, 2015, and admitted trading on Nasdaq Helsinki Ltd on October 9, 2015. The Treasury Shares are of the same class as the existing shares in the Company.

On December 31, 2015 the registered number of shares in Biotie Therapies Corp. was 1,086,940,271; of these shares 108,686,288 were held by the Company or its group companies, so that there were 978,253,983 outstanding shares at that date. The registered share capital of Biotie was € 279,218,058.55 (FAS).

Market capitalization and trading

The key data for each of the shares listed in Helsinki and the ADS listed in the United States during the twelve month period ended December 31, 2015 is shown below.

	Shares listed in Helsinki	ADS listed in the United States*
Price at end of period	€0.16	$14.35
Highest price during period	€0.26	$25.39
Lowest price during period	€0.14	$12.43
Average price during period	€0.19	$17.81
Market capitalization at end of period	€172.8 million	$195.0 million
Trading volume during period	201,081,835 shares	7,421,501 ADS
Turnover during period	€38,038 thousand	$132,405 thousand

* All trading information in relation to ADS listed on the NASDAQ market in the United States relates to the period since June 11, 2015, which was the first day of trading on that market.

Changes in ownership

During the second quarter, the Company received several flagging notifications (pursuant to Chapter 9, Section 5 of the Securities Markets Act) from shareholders whose holdings of shares and votes in the Company either increased as a result of financing arrangements or decreased as a consequence of dilution resulting from financing arrangements. Further, according to some of the notifications, the potential exercise of warrants would result in additional changes in holdings of shares and votes in the Company. The information in the flagging notifications has been disclosed by several stock exchange releases dated April 24, 2015, June 16, 2015 and June 17, 2015.

In December 2015 Company received notifications in accordance with Chapter 9, Section 5 of the Finnish Securities Markets Act as a result of the implementation of changes to the transparency directive in the Finnish Securities Market Act, which did not change any of the underlying shareholdings. The information in the flagging notifications has been disclosed by several stock exchange releases dated December 14, 2015, December 16, 2015 and December 22, 2015.

Ten largest registered shareholders of Biotie on December 31, 2015

Biotie Therapies Oyj*	106,088,336	9.76%
Ilmarinen Mutual Pension Insurance Company	27,132,271	2.50%
The Finnish National Fund for Research and Development Sitra	11,785,350	1.08%
Veritas Pension Insurance Company Ltd.	8,542,065	0.79%
Juha Jouhki and his controlled companies: - Thominvest Oy (2,937,900) - Dreadnought Finance (2,098,416) - Juha Jouhki (1,501,356)	6,537,672	0.60%
OP-Finland Small Firms Fund	5,215,797	0.48%
OP-Delta Fund	5,095,352	0.47%
Harri Markkula and his controlled companies -Harri Markkula (3,328,868) -Tilator Oy (1,054,956)	4,383,824	0.40%
Erikoissijoitusrahasto Visio Allocator	2,600,000	0.24%
OP-Finland Value Fund	2,000,000	0.18%
Nominee registered shares total	762,236,152	70.13%
Others	145,323,452	13.37%
Number of shares, total	1,086,940,271	100.00%

*The total number of shares held by the Biotie Therapies Corp. or its fully owned subsidiary is 108,686,288 shares, of which Biotie Therapies AG owns 2,597,952 shares and the remainder are held by Biotie Therapies Corp.

Annual General Meeting 2015

The Annual General Meeting of Biotie Therapies Corp. was held on May 26, 2015 and the resolutions of the meeting were published in a stock exchange release on the same day.

Risk factors

Set forth below is a description of risk factors that could affect the Company. There may, however, be additional risks unknown to the Company and other risks currently believed to be immaterial that could turn out to be material. Our business, financial condition or results of operations could be materially and adversely affected if any of these risks occurs, either individually or together.

Risks related to the Company’s financial position and capital requirements

•	The Company has incurred net losses since our inception and anticipates that it will continue to incur substantial operating losses for the foreseeable future

•	The Company may never achieve or sustain profitability

•	The Company cannot assure its investors of the adequacy of its capital resources to successfully complete the development and commercialization of its product candidates, and a failure to obtain additional capital, if needed, could force the Company to delay, limit, reduce or terminate its product development or commercialization efforts

•	The adequacy of the Company’s capital resources is particularly dependent on cash generation from milestones and royalties in connection with sales of Selincro and other sources of non-dilutive funding

•	Raising additional capital may cause dilution to the Company’s existing shareholders, restrict its operations or require the Company to relinquish, or license on unfavorable terms, its rights to its product candidates and may impact any future potential revenue streams

•	In connection with the Convertible Notes Financings the Company has indemnification obligations to certain investors pursuant to the subscription agreement with such investors. These obligations could subject the Company to substantial liabilities

•	Impairment charges or write-downs on the Company’s assets could have a significant adverse effect on its results of operations and financial results

•	The Company is exposed to risks related to currency exchange rates

•	We conduct a significant portion of our operations outside Finland and other eurozone countries, principally in the United States

Risks related to the development and clinical testing of the Company’s product candidates

•	The Company depends significantly on the success of tozadenant and its other product candidates. Tozadenant and its other product candidates are still in clinical development. If the Company’s clinical trials are not successful, the Company does not obtain regulatory approval or is unable, or unable to find a partner, to commercialize tozadenant or our other product candidates, or the Company experiences significant delays in doing so, its business, financial condition and results of operations will be materially adversely affected

•	Clinical drug development involves a lengthy and expensive process with uncertain timelines and uncertain outcomes

•	The results of previous clinical trials may not be predictive of future results and clinical trials of product candidates may not be successful

•	The design and conduct of a clinical trial can determine whether its results will support approval of a product and flaws in the design of a clinical trial may not become apparent until the clinical trial is well advanced or completed

•	If clinical trials of the Company’s product candidates are prolonged or delayed, it may be unable to obtain required regulatory approvals, and therefore be unable to commercialize its product candidates on a timely basis or at all

•	If serious adverse, undesirable or unacceptable side effects or preclinical findings are identified during the development of the Company’s product candidates or following approval, the Company may need to abandon our development of such product candidates, the commercial profile of any approved label may be limited, or the Company may be subject to other significant negative consequences following marketing approval

•	The Company depends on enrollment of patients in its clinical trials for our product candidates. If the Company is unable to enroll patients in its clinical trials, its research and development efforts could be materially adversely affected

•	Due to the Company’s limited resources and access to capital, the Company must and has in the past decided to prioritize development of certain product candidates; these decisions may prove to have been wrong and may adversely affect the Company’s revenues

Risks related to regulatory approval of the Company’s product candidates

•	Clinical development, regulatory review and approval by the U.S Food and Drug Administration (FDA), the European Medicines Agency (EMA) and comparable foreign regulatory authorities are lengthy, time consuming, expensive and inherently unpredictable activities. If the Company is ultimately unable to obtain regulatory approval for its product candidates, its business will be substantially harmed

•	The FDA’s agreement to the Company’s special protocol assessment for its Phase 3 trial of tozadenant does not guarantee any particular outcome from regulatory review, including ultimate approval and may not lead to a faster development or regulatory review or approval process

•	If the Company fails to obtain regulatory approval in any jurisdiction, it will not be able to market our products in that jurisdiction

•	Even if the Company’s product candidates obtain regulatory approval, it will be subject to ongoing regulatory review, which may result in significant additional expense. Additionally, the Company’s product candidates, if approved, could be subject to restrictions, and it may be subject to penalties if it fails to comply with regulatory requirements or experience unanticipated problems with its products

•	The Company may be unable to obtain orphan drug designation or exclusivity in the United States for BTT1023. If the Company’s competitors are able to obtain orphan drug exclusivity for their products in the same indication for which the Company is developing BTT1023, the Company may not be able to have its product candidate approved by the applicable regulatory authority for a significant period of time. Conversely, the Company may not be able to benefit from the associated marketing exclusivity from orphan drug exclusivity that it obtains

Risks related to commercialization of the Company’s product candidates

•	The Company is likely to face significant competition and if its competitors develop and market products that are more effective, safer or less expensive than the Company’s product candidates, the Company’s commercial opportunities will be negatively impacted

•	The successful commercialization of the Company’s product candidates will depend in part on the extent to which governmental authorities and health insurers establish adequate reimbursement levels and pricing policies

•	Even if approved, if any of the Company’s products or product candidates do not achieve broad market acceptance among physicians, patients, the medical community and third-party payors, the Company’s revenue generated from their sales will be limited

•	The market for tozadenant and the Company’s other product candidates may not be as large as it expects

•	The Company has never commercialized a product candidate before and may lack the necessary expertise, personnel and resources to successfully commercialize its products on its own or together with suitable partners

Risks related to the Company’s reliance on third parties

•	Collaborations on products and product candidates are important to the Company’s business, and future collaborations may also be important to the Company. If the Company is unable to maintain any of these collaborations, if these collaborations are not successful, or if it fails to enter into new strategic relationships, the Company’s business could be adversely affected

•	The success of the Company’s strategic partnerships and collaborations depends, to a significant degree, on the performance of the Company’s partners, over which it has little or no control

•	The Company relies on third parties to conduct its nonclinical and clinical trials and perform other tasks for the Company. If these third parties do not successfully carry out their contractual duties, meet expected deadlines, or comply with regulatory requirements, the Company may not be able to obtain regulatory approval for, or commercialize, our product candidates and its business could be substantially harmed

•	The Company currently relies on third-party suppliers and other third parties for production of its product candidates and the Company’s dependence on these third parties may impair the advancement of its research and development programs and the development of its product candidates

•	Certain of the drug substances and drug products for the Company’s product candidates are currently acquired from single-source suppliers. The loss of these suppliers, or their failure to supply the Company with the drug substance or drug product, could materially and adversely affect the Company’s business

Risks related to the Company’s intellectual property

•	If the Company is unable to obtain and maintain sufficient intellectual property protection for its product or product candidates, or if the scope of its intellectual property protection is not sufficiently broad, the Company’s ability to commercialize its product and product candidates successfully and to compete effectively may be adversely affected

•	Changes in patent law could diminish the value of patents in general, thereby impairing the Company’s ability to protect its product candidates

•	The Company’s commercial success depends significantly on its ability to operate without infringing the patents and other proprietary rights of third parties

•	The Company is dependent on third parties for the prosecution, protection, and enforcement of intellectual property rights relating to some of its products and product candidates

•	The Company depends on licenses for development and commercialization rights to its products, product candidates and technologies. Termination of these rights or the failure to comply with obligations under these or other agreements under which the Company obtains such rights could materially harm its business and prevent the Company from developing or commercializing its products and product candidates

•	If trademarks and trade names related to the Company’s products or product candidates are not adequately protected, then the Company may not be able to build name recognition in its markets of interest and its business may be adversely affected

•	If the Company is unable to protect the confidentiality of its proprietary information, the value of its technology and products could be adversely affected

•	Obtaining and maintaining the Company’s patent protection depends on compliance with various procedural, documentary, fee payment and other requirements imposed by governmental patent agencies, and its patent protection could be reduced or eliminated for noncompliance with these requirements

•	Certain of the Company’s current and former employees and patents are subject to Finnish law and therefore may be eligible to receive compensation based on the Company’s future income related to intellectual property invented or coinvented by these employees

•	The Company’s internal computer systems, or those of its collaborators or other contractors or consultants, may fail or suffer security breaches, which could result in a material disruption of its product development programs

Risks related to the Company’s business and industry

•	The Company’s relationships with health care professionals, institutional providers, principal investigators, consultants, customers (actual and potential) and third-party payors are, and will continue to be, subject, directly and indirectly, to federal and state health care fraud and abuse, false claims, marketing expenditure tracking and disclosure, government price reporting, and health information privacy and security laws. If the Company is unable to comply, or has not fully complied, with such laws, it could face penalties, including, without limitation, civil, criminal, and administrative penalties, damages, fines, exclusion from government-funded health care programs, such as Medicare and Medicaid in the US, and the curtailment or restructuring of the Company’s operations

•	The Company may become exposed to costly and damaging liability claims, either when testing its product candidates in the clinic or at the commercial stage; and the Company’s product liability insurance may not cover all damages from such claims

•	Price controls may be imposed in certain markets, which may adversely affect the Company’s future profitability

•	The impact of recent health care reform legislation in the US and other changes in the health care industry and in health care spending on the Company is currently unknown, and may adversely affect its business model

•	The Company and its contract manufacturers and its suppliers could be subject to liabilities, fines, penalties or other sanctions under environmental, health and safety laws and regulations if the Company or they fail to comply with such laws or regulations or otherwise incur costs that could have a material adverse effect on the success of the Company’s business

Risks related to employee matters and managing growth

•	If the Company fails to attract and keep senior management and key scientific personnel, the Company may be unable to successfully develop its products, conduct its clinical trials and commercialize its product candidates

•	The Company may encounter difficulties in managing its growth and expanding its operations successfully

•	The Company has broad discretion in the use of the net proceeds from the US public offering and may not use them effectively

•	The Company may lose its foreign private issuer status in the US in the future, which could result in significant additional cost and expense

•	If the Company fails to maintain an effective system of internal control over financial reporting, it may not be able to accurately report its financial results or prevent fraud. As a result, shareholders could lose confidence in its financial and other public reporting, which would harm its business and the trading price of its shares

Risks related to the Company’s shares

•	The market price of the Company’s shares may be highly volatile

•	If securities or industry analysts do not publish research or publish inaccurate or unfavorable research about the Company’s business, the price of its shares and trading volume could decline

•	The Company does not currently intend to pay dividends on its securities and, consequently, an investor’s ability to achieve a return on their investment will depend on appreciation in the price of the Company’s shares. In addition, any distribution of dividends must be in accordance with the rules and restrictions applying under Finnish law

•	The dual listing of the Company’s shares and ADS may adversely affect the liquidity and value of the shares and ADS

•	Future rights issues for sales of substantial amounts of shares may have an adverse effect on the market price of the shares

•	The investor’s right as a shareholder to participate in any pre-emptive subscription issues or to elect to receive dividends in shares may be limited, which may cause dilution to its holdings

Risks Related to Acorda Acquisition

•	There is no assurance that the completion of the Tender Offer will occur. The failure of the closing of the Acorda Acquisition to occur could have an adverse effect on the Company’s business and/or the value of its shares or ADS.

•	The Combination Agreement contains provisions that limit our ability to pursue alternative transactions to the Acorda Acquisition, which could discourage a potential acquirer of the Company from making an alternative transaction proposal and, in certain circumstances, could require the Company to pay a termination fee to Acorda.

•	While the Acorda Acquisition is pending, the Company is subject to restrictions on the conduct of its business that could prevent the Company from pursuing business opportunities that it would otherwise pursue.

•	The cash amount that shareholders and ADS holders will receive upon the completion of the Tender Offer is based on a fixed amount per share and per ADS, as applicable, and is subject to foreign currency exchange fluctuations. Therefore, the premium relating to the Company’s shares and ADSs may decrease at the moment of their being tendered in connection with the Tender Offer.

The Board of Directors proposal for appropriation of result

The Board of Directors proposes that no dividend for the financial year 2015 will be paid and that the loss of the parent company for the financial year of EUR 5.2 million (FAS) will be carried forward to shareholders' equity.

The parent company has no distributable equity as of December 31, 2015.

Annual General Meeting 2016

Due to the announced tender offer by Acorda to purchase all of the issued and outstanding shares, American Depositary Shares, stock options, share units and warrants in Biotie the date of the Annual General Meeting of Biotie will change from the previously announced 20 April 2016. The Annual General Meeting will be held no later than 30 June 2016 at a date to be announced later at the end of the tender offer period. The notice of the Annual General Meeting will be delivered to shareholders no later than three weeks before the Annual General Meeting.

Financial calendar 2016

The financial statements for year 2015 and corporate governance statement 2015 (separately from the Board of Directors’ report) will be published during the week commencing March 21, 2016 (week 12/2016).

Interim report January - March 2016	May 12, 2016
Interim report for January - June 2016	August 11, 2016
Interim report for January - September 2016	November 10, 2016

Outlook for 2016 and key upcoming milestones

Selincro® (nalmefene): Biotie anticipates that Lundbeck will continue to make sales of Selincro in European markets during 2016, albeit that following the announcement made by Lundbeck in August 2015 it may devote fewer resources to Selincro going forward. In addition to royalties, Biotie may also receive further milestone payments if the product reaches certain pre-determined sales.

Tozadenant (SYN115): The Phase 3 clinical study, which is expected to be the second pivotal study required for registration, will continue to recruit patients during 2016, with top-line data from the double-blind part of the study expected by the end of 2017. This will be followed by the open-label portion of the study and a separate open-label study. Additional studies required for a regulatory filing package will continue to be completed prior to regulatory submissions.

SYN120: The 80-patient Phase 2 study with SYN120 in Parkinson's disease dementia (the SYNAPSE study), funded by MJFF, is being conducted by the Parkinson Study Group at approximately 12 specialist sites in the United States. Patient enrollment will continue and top-line results of the study are expected by the end of 2016.

BTT1023: The 41-patient investigator-sponsored Phase 2 study in primary sclerosing cholangitis (the BUTEO study) is being conducted in the UK and is supported by grant funding from the UK’s National Institute for Health Research. Patient recruitment will continue and it is expected that the requisite number of patients will have been treated by the end of 2016 to enable a pre-planned interim analysis in this two-stage study.

Financial: The Company expects to continue its investment in its development products in 2016 and will incur significant research and development expenses as the current studies progress. The Company has a strong level of liquid resources after the financing obtained in 2015 and this, together with further Selincro royalties, is expected to be sufficient for all the Company’s currently planned development activities; these liquid resources will decrease over time, as they are invested in the Company’s product development programs.

Strategic: The Company’s primary focus is to ensure that the Phase 3 clinical study for tozadenant is efficiently and effectively executed, with the top-line data expected by the end of 2017. SYN120 and BTT1023, funded largely by non-dilutive financing, are both expected to reach significant potential inflection points by the end of 2016.

Key events after the reporting period

After the reporting period on January 5, 2016, Biotie announced that the Board has approved a new share-based incentive plan, the Stock Option Plan 2016 (the Plan), for the Group's employees for awards to be made in the period 2016 to 2017. The Plan is intended to form part of the remuneration, incentive and commitment program for the employees and to support the hiring of new employees as the Group increases the number of its employees to ensure that the currently recruiting clinical trials are conducted effectively and efficiently. The incentives support the attainment of the targets established by the Group and the implementation of the Group's strategy, as well as the Group's long-term productivity. The Plan also reflects the competitive environment in which the Group operates, particularly in the United States of America, and as an important tool in enabling the Group to attract and retain the right quality employees. The maximum of new shares that may be issued pursuant to the Plan is 80,000,000 shares, which corresponds to maximum of 8.18 per cent dilution of the current outstanding shares of the Company. As a result of the implementation of the Plan, there will be no further awards made under the Stock Option Plan 2014 or the Equity Incentive Plan 2014.

After the reporting period on January 5, 2016, the Company announced that the Board had resolved to issue a total of 2,667,812 new shares to be delivered to employees who are participants of the Company's option and equity incentive plans on the exercise of share options and for the settlement of stock units in accordance with Chapter 10 Section 7 and Chapter 9 Section 4 of the Finnish Companies Act (624/2006, as amended). The new shares was registered with the Finnish Trade Register on January 18, 2016, and admitted to trading on Nasdaq Helsinki Ltd on January 19, 2016.

On January 19, 2016 Biotie announced that Acorda Therapeutics, Inc. (Acorda) and Biotie Therapies Corp. have entered into a combination agreement whereby Acorda, either directly or through a wholly-owned subsidiary, will make a public tender offer in Finland and in the United States to purchase all of the issued and outstanding shares, American Depositary Shares (ADSs), stock options, share units and warrants in Biotie that are not owned by Biotie or any of its subsidiaries (the Tender Offer). The Board of Directors of Biotie unanimously recommends that the holders of Biotie shares, ADSs, option rights, share units and warrants accept the Tender Offer. The tender offer from Acorda values the Company at approximately €334 million, or approximately $363 million based on the exchange rate on January 18 the day before the tender offer was announced, which represents a premium to the closing price of approximately 95% for the Biotie shares on Nasdaq Helsinki Ltd and approximately 94% of the Biotie ADSs on the Nasdaq Stock Market LLC on January 18, 2016, the last trading day preceding the announcement.

Following the necessary regulatory approvals the acceptance period under the Tender Offer commenced on March 11, 2016 and will preliminarily expire on April 8, 2016.

About Biotie

Biotie is a biopharmaceutical company focused on products for neurodegenerative and psychiatric disorders. Biotie’s development has delivered Selincro (nalmefene) for alcohol dependence, which received European marketing authorization in 2013 and is currently being rolled out across Europe by partner Lundbeck. The current development products include tozadenant for Parkinson's disease, which is in Phase 3 development, and two additional compounds which are in Phase 2 development for cognitive disorders including Parkinson’s disease dementia, and primary sclerosing cholangitis (PSC), a rare fibrotic disease of the liver.

Biotie's shares are listed on NASDAQ Helsinki (BTH1V) and ADS on Nasdaq Stock Market LLC (BITI).

Group structure: The parent company of the group is Biotie Therapies Corp. The domicile of the company is Turku, Finland. The Company has two operative subsidiaries, Biotie Therapies Inc, located in South San Francisco, United States of America and Biotie Therapies AG, located in Zurich, Switzerland.

The Group also has two non-operational subsidiaries, Biotie Therapies GmbH located in Radebeul, Germany and Biotie Therapies International Ltd located in Finland.

Forward looking statements: This interim report may contain statements that constitute “forward-looking statements” within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934. Forward-looking statements are statements other than historical fact and may include statements that address future operating, financial or business performance or Biotie’s strategies or expectations. In some cases, you can identify these statements by forward-looking words such as “may,” “might,” “will,” “should,” “expects,” “plans,” “anticipates,” “believes,” “estimates,” “predicts,” “projects,” “potential,” “outlook” or “continue,” and other comparable terminology. Forward-looking statements are based on management’s current expectations and beliefs and involve significant risks and uncertainties that could cause actual results, developments and business decisions to differ materially from those contemplated by these statements. These risks and uncertainties include, but are not limited to, the timing and conduct of clinical trials of Biotie’s product candidates, plans to pursue research and development of product candidates, the clinical utility of Biotie’s product candidates, the timing or likelihood of regulatory filings and approvals, Biotie’s intellectual property position, expectations regarding payments under Biotie’s collaborations and Biotie’s competitive position. These risks and uncertainties also include those described under the captions “Risk Factors” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” in Biotie’s Registration Statement on Form F-1 and future filings with the Securities and Exchange Commission. Forward-looking statements speak only as of the date they are made, and Biotie does not undertake any obligation to update them in light of new information, future developments or otherwise, except as may be required under applicable law. All forward-looking statements are qualified in their entirety by this cautionary statement.

Turku, March 18, 2016

Biotie Therapies Corp.
Board of Directors

CONDENSED CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME (UNAUDITED)

		For the three month period ended December 31,		For the twelve month period ended December 31,
(€ in thousands, except per share data)	Note	2015	2014	2015	2014
Revenue	3	749	1,850	3,736	14,901

Research and development expenses		(6,253)	(5,261)	(25,864)	(17,192)
Impairment of in-process R&D assets		-	(27,605)	-	(27,605)
General and administrative expenses		(2,061)	(2,069)	(7,755)	(7,326)
Other operating income		352	356	587	1,132
Operating loss		(7,213)	(32,729)	(29,296)	(36,090)
Interest income		19	(4)	22	-
Interest expenses		(195)	(201)	(673)	(687)
Other net financial income (expenses)		1,884	414	1,624	1,612
Loss before taxes		(5,505)	(32,520)	(28,323)	(35,165)
Income tax	4	-	-	-	-
Net loss		(5,505)	(32,520)	(28,323)	(35,165)
Other comprehensive income
Items that may be subsequently reclassified to profit or loss:
Remeasurements of post-employment benefit obligations		-	(81)	-	(81)
Currency translation differences*		1,315	1,727	6,375	6,593
Total other comprehensive income		1,315	1,646	6,375	6,512
Total comprehensive income		(4,190)	(30,874)	(21,948)	(28,653)
Net loss attributable to equity holders of the parent		(5,505)	(32,520)	(28,323)	(35,165)
Total comprehensive loss attributable to equity holders of the parent		(4,190)	(30,874)	(21,948)	(28,653)
Loss per share (EPS) basic & diluted, €	5	(0.01)	(0.07)	(0.04)	(0.08)

*The translation differences mainly arise in relation to in-process R&D assets and goodwill.

All activities relate to continuing operations.

The accompanying notes are an integral part of these condensed consolidated interim financial statements.

CONDENSED CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

		As at	As at
(€ in thousands)	Note	December 31, 2015	December 31, 2014
ASSETS
Non-current assets
Intangible assets	6	52,572	47,356
Goodwill	6	6,462	5,799
Property, plant and equipment	7	564	653
Non-current pre-payments	8	3,698	-
Other financial assets		345	324
Total non-current assets		63,641	54,132
Current assets
Accounts receivable and other receivables		1,017	1,806
Financial assets at fair value through profit or loss	9	32,282	24,941
Cash and cash equivalents		46,762	7,452
Total current assets		80,061	34,199
Total assets		143,702	88,331
EQUITY AND LIABILITIES
Shareholders’ equity
Share capital	12	267,418	193,285
Reserve for invested unrestricted equity		5,417	5,378
Other reserves		15,404	9,029
Retained earnings		(182,519)	(155,069)
Total equity		105,720	52,623
Non-current liabilities
Non-current financial liabilities	9	20,690	20,690
Pension benefit obligation	11	-	670
Other non-current liabilities		10,302	9,671
Non-current deferred revenues		2,000	2,000
Total non-current liabilities		32,992	33,031
Current liabilities
Accounts payable and other current liabilities		4,990	2,677
Total current liabilities		4,990	2,677
Total liabilities		37,982	35,708
Total shareholders’ equity and liabilities		143,702	88,331

The accompanying notes are an integral part of these condensed consolidated interim financial statements.

CONDENSED CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY (UNaudited)

Attributable to equity holders of the parent company

(€ in thousands)	Note	Share capital	Reserve for invested unrestricted equity	Other reserves	Retained earnings	Share- holders' equity total
Balance at January 1, 2014		193,285	5,252	2,517	(120,688)	80,366
Net loss for the period		-	-	-	(35,165)	(35,165)
Other comprehensive income		-	-	6,512	-	6,512
Total comprehensive income (loss)		-	-	6,512	(35,165)	(28,653)
Share based compensation	13	-	-	-	784	784
Options and RSU exercised	13	-	126	-	-	126
		-	126	6,512	(34,381)	(27,743)
Balance at December 31, 2014		193,285	5,378	9,029	(155,069)	52,623

Balance at January 1, 2015		193,285	5,378	9,029	(155,069)	52,623
Net loss for the period		-	-	-	(28,323)	(28,323)
Other comprehensive income		-	-	6,375	-	6,375
Total comprehensive income (loss)		-	-	6,375	(28,323)	(21,948)
Share based compensation	13	-	-	-	873	873
Options and RSU exercised	13	-	39	-	-	39
Issue of convertible notes and warrants	12	33,060	-	-	-	33,060
Transaction costs related to convertible note issue		(2,844)	-	-	-	(2,844)
Issue of share capital	12	50,239	-	-	-	50,239
Transaction costs related to share issue		(6,322)	-	-	-	(6,322)
		74,133	39	6,375	(27,450)	53,097
Balance at December 31, 2015		267,418	5,417	15,404	(182,519)	105,720

The accompanying notes are an integral part of these condensed consolidated interim financial statements

CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS (UNAUDITED)

		For the twelve month period ended December 31,
(€ in thousands)	Note	2015	2014
Cash flow from operating activities
Net loss		(28,323)	(35,165)
Adjustments for:
Non-cash impairment of in-process R&D assets		-	27,605
Other non-cash transactions	14	(320)	777
Interest income		(22)	-
Interest expenses		673	687
Other net financial income (expenses)		(1,624)	(1,612)
Change in working capital:
Change in accounts receivables and other receivables		789	(1,108)
Change in accounts payable and other liabilities		2,313	(3,479)
Change in deferred revenue		-	(1,770)
Change in non-current prepayments		(3,698)	-
Change in other financial assets		(21)	-
Interest paid		(27)	(27)
Net cash used in operating activities		(30,260)	(14,092)
Cash flow from investing activities
Investments in financial assets at fair value through profit and loss		(41,662)	-
Proceeds from sale of financial assets at fair value through profit and loss		35,377	9,773
Proceeds from sale of investment property		-	1,350
Change in other financial assets		-	(53)
Investments in property, plant and equipment		(87)	(146)
Investments in intangible assets		(21)	(50)
Net cash (used in)/from investing activities		(6,393)	10,874
Cash flow from financing activities
Proceeds from option exercise and RSU delivery		39	126
Net proceeds from convertible note and warrants issue		30,216	-
Net proceeds from share issue		43,917	-
Net cash from financing activities		74,172	126

Net increase/(decrease) in cash and cash equivalents		37,519	(3,092)
Effect of changes in exchange rates on cash and cash equivalents		1,791	323
Cash and cash equivalents at the beginning of the period		7,452	10,221
Cash and cash equivalents at the end of the period		46,762	7,452

The accompanying notes are an integral part of these condensed consolidated interim financial statements

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

1.	General Information

Biotie Therapies Oyj (Biotie or the Company) is a biopharmaceutical company incorporated and domiciled in Finland, with its headquarters at Joukahaisenkatu 6, Turku, Finland, focused on products for neurodegenerative and psychiatric disorders. Biotie operates primarily in Finland and in the United States. Biotie's development has delivered Selincro (nalmefene) for alcohol dependence, which received European marketing authorization in 2013 and is currently being rolled out across Europe by partner Lundbeck. The current development products include tozadenant for Parkinson's disease, which is in Phase 3 development, and two additional compounds which are in Phase 2 development for cognitive disorders including Parkinson's disease dementia and primary sclerosing cholangitis, a rare fibrotic disease of the liver. Biotie's shares are listed on NASDAQ Helsinki (BTH1V) and on Nasdaq Stock Market LLC (BITI). As used in these condensed consolidated financial statements, unless the context indicates otherwise, all references to “Biotie” or the “Company” or the “Group” refer to Biotie Therapies Oyj and all its consolidated subsidiaries.

The condensed consolidated financial statements were approved for issue by the Board of Directors on March 18, 2016.

2.	Summary of Significant Accounting Policies

2.1	Basis of Preparation

These unaudited condensed consolidated financial statements for the twelve months ended December 31, 2015 of the Company have been prepared in accordance with International Accounting Standard IAS 34, “Interim Financial Reporting”. Certain information and disclosures normally included in consolidated financial statements prepared in accordance with International Financial Reporting Standards (IFRS) have been condensed or omitted. However, in the opinion of management, these financial statements contain all adjustments necessary to present a fair statement of results. All adjustments are deemed to be of a normal, recurring nature. As explained in note 1 to the annual consolidated financial statements for the year ended December 31, 2014, where necessary, comparative figures have been reclassified to conform to changes in presentation in the current year. The results of operations for the interim periods are not necessarily indicative of the results to be expected for the full year. Accordingly, these condensed consolidated financial statements should be read in conjunction with the annual consolidated financial statements for the year ended December 31, 2014.

The preparation of financial statements in conformity with IFRS requires management to make judgments, estimates and assumptions that affect the reported amounts of assets and liabilities, and the disclosure of contingent assets and liabilities at the end of the reporting period, as well as the reported amounts of income and expenses during the reporting period. Although these estimates are based on management’s best knowledge of current events and actions, actual results may ultimately differ from them. The areas involving a higher degree of judgment or complexity, or areas where assumptions and estimates are significant to the unaudited condensed consolidated financial statements are disclosed in note 2.10.

The notes to the condensed consolidated financial statements have been rounded to thousand Euros, unless otherwise stated.

2.2	Changes in Accounting Policies and Disclosures

The accounting policies applied are consistent with those discussed in the Company’s annual consolidated financial statements.

(a)	New and amended IFRS standards and IFRIC interpretations adopted by the Company

The Company has adopted the following standards from January 1, 2015 onwards:

•	Annual improvements to IFRS – 2010-2012 Cycle and 2011-2013 Cycle

•	Defined benefit plans: employee contributions – Amendments to IAS 19

The adoption of the improvements or amendments to IAS19 did not have any impact on the current period or any prior period and is not likely to affect future periods.

(b)	New and amended IFRS standards and IFRIC interpretations not yet adopted by the Company

The following standards have been issued, but are not effective until after December 31, 2015, and are considered relevant for the Company, The Company is currently assessing their potential impact on the accounting policies, financial position and performance of the Company.

•	IFRS 9, Financial instruments

•	IFRS15, Revenue from Contracts with Customers

2.3	Consolidation

Subsidiaries are all entities over which the Company has control. The Company controls an entity when it is exposed to, or has rights to, variable returns from its involvement with the entity and has the ability to affect those returns through its power over the entity. Subsidiaries are consolidated from the date at which control is transferred to the Company and are de-consolidated from the date that control ceases. The acquisition method of accounting is used to account for subsidiaries acquired through a business combination.

Intra-group transactions, balances and unrealized gains and losses on transactions between group companies are eliminated. Unrealized losses are also eliminated, unless the transaction provides evidence of an impairment of the asset transferred. Accounting policies of subsidiaries have been changed where necessary to ensure consistency with the policies adopted by the Company.

2.4	Segment Reporting

Biotie continues to operate in one reportable segment, which comprises the development of pharmaceutical products. The Chief Executive Officer is identified as the chief operating decision maker. The Chief Executive Officer reviews the consolidated operating results regularly to make decisions about the resources and to assess overall performance.

2.5	Seasonality of Operations

The Company’s results have varied substantially, and are expected to continue to vary, from quarter to quarter depending on the royalty streams and level of development activities within the quarter. The Company, therefore, believes that period to period comparisons should not be relied upon as indicative of future financial results. The Company believes that its ordinary activities are not linked to any particular seasonal factors.

2.6	Cash and Cash Equivalents

Cash and cash equivalents comprise cash on hand, demand deposits and other short-term highly liquid investments with original maturities of less than three months.

2.7	Share capital

Shares are classified as equity. Incremental costs directly attributable to the issue of new shares or options are shown in equity as a deduction, net of tax, from the proceeds of the share issue.

When a Group company purchases Parent Company’s shares (treasury shares), the consideration paid, including any directly attributable incremental costs (net of income taxes) is deducted from equity attributable to the Company’s equity holders until the shares are cancelled, reissued or disposed of, Where such shares are subsequently sold or reissued, any consideration received net of any directly attributable incremental transaction costs and the related income tax effect is included in the equity attributable to the Company’s equity holders.

In April and May 2015, the Company issued convertible notes and warrants in exchange for cash in an arms’ length transaction that had been approved by the Company’s shareholders. The convertible notes and warrants issued by the Company have a fixed-to-fixed ratio and do not contain an obligation for a cash redemption by the Company. Accordingly, both instruments met the equity classification criteria at inception and the proceeds received, net of directly attributable incremental costs, were recorded as share capital. In accordance with the terms and conditions of the note agreements, the convertible notes automatically converted into the Company’s shares at the date of the US Offering on June 16, 2015 and as of December 31, 2015 there are no outstanding convertible notes. The warrants continue to be outstanding and at upon exercise of a warrant, the subscription price to be paid in cash for each warrant exercised will be recorded as share capital.

Under the Finnish Companies Act reserve for unrestricted equity includes the part of a subscription price of a share that is not credited to share capital as well as other equity inputs that are not to be credited to some other reserve. Exercise prices of the share options are included in the reserve for unrestricted equity.

2.8	Income taxes

Income tax expense consists of current and deferred taxes. The income tax effects of items recognized in other comprehensive income or directly in equity are similarly recognized in other comprehensive income or equity, respectively. The current income tax charge is calculated on the basis of the tax laws enacted in the countries where the Company operates and generates taxable income. Taxes on income in interim periods are accrued using tax rates that would be expected to be applicable to total annual profit or loss.

Management periodically evaluates positions taken in tax returns with respect to situations in which applicable tax regulation is subject to interpretation. It establishes provisions where appropriate on the basis of amounts expected to be paid to the tax authorities.

Deferred income tax is recognized on temporary differences arising between the tax bases of assets and liabilities and their carrying amounts in the financial statements. Temporary differences arise primarily from in-process R&D intangible assets, R&D credits and deferrals, depreciation on property, plant and equipment and net operating loss tax carryforwards.

Deferred income tax assets are recognized only to the extent that it is probable that future taxable profit will be available against which the temporary differences can be utilized.

Deferred taxes are determined using a tax rate enacted, or substantially enacted, as of the date of the balance sheet date in the respective countries. However, deferred taxes are not recognized if they arise from the initial recognition of goodwill, or in the initial recognition of an asset or liability in a transaction other than a business combination that at the time of the transaction affects neither accounting nor taxable profit nor loss.

2.9	Earnings (loss) per share

Basic earnings (loss) per share is calculated by dividing the net income (loss) attributable to shareholders by the weighted average number of ordinary shares in issue during the period, excluding ordinary shares purchased by the Company and held as treasury shares.

Diluted earnings (loss) per share is calculated by adjusting the weighted average number of ordinary shares outstanding assuming the conversion of all dilutive potential ordinary shares.

2.10	Provisions and Contingent Liabilities

Provisions are recognized when the Company has a present legal or constructive obligation as a result of past events, it is probable that an outflow of resources will be required to settle the obligation, and a reliable estimate of the amount can be made. Provisions are measured at the present value of the expenditures expected to be required to settle the obligation using a pre-tax rate that reflects the current market assessments of the time value of money and the risks specific to the obligation. The increase in a provision due to passage of time is recognized in interest expenses.

2.11	Critical Accounting Estimates and Judgments

The preparation of condensed consolidated financial statements requires management to make judgments, estimates and assumptions about the carrying amounts of assets and liabilities that are not readily apparent from other sources. The estimates and associated assumptions are based on historical experience and other factors that are considered to be relevant. Actual results may differ from these estimates.

In preparing these condensed consolidated financial statements, the significant judgments made by management in applying the Company’s accounting policies and the key sources of estimation uncertainty were the same as those that applied to the Company’s annual consolidated financial statements. The condensed consolidated financial statements do not include all disclosures for critical accounting estimates and judgment that are required for the annual consolidated financial statements and should be read in conjunction with the Company’s annual consolidated financial statements for the year ended December 31, 2014.

3.	Revenue

	For the three month period ended December 31,		For the twelve month period ended December 31,
(€ in thousands)	2015	2014	2015	2014
Royalties from Lundbeck license agreement	749	545	3,023	923
Commercial milestone payments from Lundbeck license agreement	-	-	500	6,000
Phase 3 development milestones from UCB collaboration agreement	-	-	-	5,047
Phase 3 development funding from UCB	-	1,305	213	2,931
Total	749	1,850	3,736	14,901

4.	Income Tax

No income tax charge or benefit has been recognized in the twelve month period ended December 31, 2015, or the corresponding period in 2014. Management’s judgment is that sufficient evidence is not currently available that future taxable profits will be available against which the unused tax losses or unused tax credits can be utilized by the fiscal entities and, therefore, a deferred tax asset has not been recognized.

5.	Loss Per Share

(a)	Basic loss per share

Basic loss per share is calculated by dividing the net loss attributable to shareholders of the parent by the weighted average number of ordinary shares in issue during the period, excluding ordinary shares purchased by the Company and held as treasury shares.

	For the three month period ended December 31,		For the twelve month period ended December 31,
	2015	2014	2015	2014
Net loss attributable to equity holders of the parent (€ in thousands)	(5,505)	(32,520)	(28,323)	(35,165)
Weighted average number of outstanding shares (in thousands)	978,246	450,755	739,261	450,686
Basic loss per share (€ per share)	(0.01)	(0.07)	(0.04)	(0.08)

(b)	Diluted loss per share

Diluted loss per share is calculated by adjusting the weighted average number of ordinary shares outstanding assuming conversion of all dilutive potential ordinary shares. The Company has four kinds of potentially dilutive instruments comprising stock options, restricted share units (RSU), a convertible capital loan and warrants over its shares. For the three and twelve month periods ended December 31, 2015 and December 31, 2014, because there was a loss for the period the potential dilutive shares have an anti-dilutive effect (i.e. decrease the loss per share) and are, therefore, excluded from the calculation of diluted loss per share. Consequently, the dilutive loss per share is the same as the basic loss per share shown above.

6.	Intangible Assets and Goodwill

(€ in thousands)	In-process R&D	Production licenses	Software	Other intangible assets	Intangible assets total	Goodwill
Book value January 1, 2015	46,830	454	62	10	47,356	5,799
Additions	-	-	21	-	21	-
Amortization	-	(38)	(46)	(10)	(94)	-
Translation differences	5,289	-	-	-	5,289	663
Book value December 31, 2015	52,119	416	37	-	52,572	6,462
At December 31, 2015
Acquisition cost	98,297	762	338	10	99,407	5,549
Accumulated amortization and impairment	(55,368)	(346)	(301)	(10)	(56,025)
Translation differences	9,190	-			9,190	913
Book value December 31, 2015	52,119	416	37	-	52,572	6,462

The amortization charge was €94 thousand for the twelve month period ended December 31, 2015 (€74 thousand for the twelve month period ended December 31, 2014) and €16 thousand for the three month period ended December 31, 2015 (€16 thousand for the three month period ended December 31, 2014).

In-process R&D assets represents the fair value assigned to development projects that the Company acquired through business combinations, which at the time of the acquisition had not led to marketing approvals that are required for commercialization. At December 31, 2015 in-process R&D assets only comprised the tozadenant (SYN115) and SYN120 in-process R&D assets. Amounts capitalized as in-process R&D assets are not amortized until marketing approval has been received for the relevant regulatory authorities. In-process R&D assets are tested for impairment annually, at December 31, and whenever there is an indication that the asset may be impaired; there have been no such indications during the twelve months ended December 31, 2015.

For goodwill, the Company assesses the aggregate fair value of the business as a whole, as there is only one cash generating unit, on an annual basis at December 31 and whenever there is an indication that goodwill may be impaired; there have been no such indications during the twelve months ended December 31, 2015.

7.	Property Plant & Equipment

(€ in thousands)	Machinery and equipment
Book value January 1, 2015	653
Additions	88
Depreciation	(199)
Translation differences	22
Book value December 31, 2015	564
At December 31, 2015
Acquisition cost	4,964
Accumulated depreciation	(4,422)
Translation differences	22
Book value December 31, 2015	564

The depreciation charge was €199 thousand for the twelve month period ended December 31, 2015 (€183 thousand for the twelve month period ended December 31, 2014) and €47 thousand for the three month period ended December 31, 2015 (€47 thousand for the three month period ended December 31, 2014).

8.	Non-current pre-payments

The Company has made advances to the CRO (Contract Research Organization) in connection with the tozadenant Phase 3 trial in Parkinson’s disease. These advances cover various activities that are expected to take place near the completion of the project. The CRO will hold such advances in escrow until the activities are performed. The Company classifies these deposits as non-current assets as they are not expected to be utilized within the next 12 month period.

9.	Financial Assets Held at Fair Value through Profit and Loss and Non-Current Financial Liabilities

	As at
(€ in thousands)	December 31, 2015 (unaudited)	December 31, 2014
Assets
Financial assets held at fair value through profit or loss	32,282	24,491

Liabilities
Non-current financial liabilities	20,690	20,690

Financial assets held at fair value through profit or loss, consisting mainly of investments to money market funds, are measured at their fair value based on quoted bid prices at the reporting date. The fair values are based on fund manager reports and are classified within Level 1or Level 2 in the fair value hierarchy. For Level 1, the fair value measurement is directly obtained from an active market. For Level 2, the fair value measurement is based on observable quoted market information, although it is not directly obtained from an active market (Level 1). According to the Company’s investment policy, money market funds held in Europe must have a Morning Star rating of three stars or higher. Money market funds in the U.S. must be rated AAA by Moody’s or AAA by Standard and Poor’s.

Non-current financial liabilities consist of non-convertible capital loans from Tekes, long-term R&D loans from Tekes and a convertible capital loan which are carried at cost. For fair value disclosure purposes only, the valuation technique that would be used to measure the non-current financial liabilities would rely on unobservable market data and therefore the fair value measures of the loans would be classified as Level 3 in the fair value hierarchy. The Company has determined that it would not be reasonable to present fair values for the loans, as the Group only has access to Tekes loans and a convertible loan, i.e. similar government grant loans the Company already has with largely identical terms to the current loans.

10.	Financial Risk Management and Financial Instruments

The operations of the Company expose it to financial risks. The main risk that the Company is exposed to is liquidity risk, with capital management being another important area given the Company’s financing structure. The Company’s risk management principles focus on the unpredictability of the financial markets and aims at minimizing any undesired impacts on the Group’s financial result. The Board of Directors defines the general risk management principles and approves operational guidelines concerning specific areas including but not limited to liquidity risk, foreign exchange risk, interest rate risk, credit risk, the use of derivatives and investment of the Company’s liquid assets. During the periods presented, the Company or its subsidiaries have not entered into any derivative contracts.

The condensed consolidated financial statements do not include all financial risk management information and disclosures required in the annual consolidated financial statements and should be read in conjunction with the Company’s annual consolidated financial statements as at December 31, 2014. There have been no changes in the financial management team that is responsible for financial risk management or in the Company’s financial risk management policies since December 31, 2014.

The Company has low risk securities (money market funds) and bank accounts which are as follows:

	As at
(€ in thousands)	December 31, 2015	December 31, 2014
Money market funds	32,282	24,941
Bank accounts	46,762	7,452
Total	79,044	32,393

As at December 31, 2015, the contractual maturities of loans and interest are as follows:

(€ in thousands)	2016	2017	2018	2019 - thereafter	Total
Capital loans
Repayment of loans	-	-	-	18,000	18,000
Interest expenses	-	-	-	10,096	10,096
R&D loans
Repayment of loans	-	538	538	1,614	2,690
Interest expenses	27	22	16	16	81
Total	27	560	554	29,726	30,867

As at December 31, 2015, the Company also had accounts payables of €1,377 thousand and other current liabilities of €3,613 thousand due within one year.

11.	Pension Benefit Obligation

At December 31, 2014 pension benefit obligations were recognized for certain former employees in Biotie Therapies GmbH under two separate defined benefit schemes. During the three months ended December 31, 2015, the obligation was transferred out of the Company and, consequently, at December 31, 2015 there are no further pension benefit obligations. The gain of €670 thousand resulting from the settlement of the obligation during the three month period ended December 31, 2015 is shown in research and development expenses.

12.	Share Capital

Movements in the Company’s shares outstanding, treasury shares and total registered shares during the twelve months ended December 31, 2015 are shown in the table below.

Number of shares	Outstanding shares	Treasury shares	Total registered shares
As at January 1, 2015	450,696,015	5,272,159	455,968,174
Share options and RSU exercised	2,674,207	(2,674,207)	-
Issue of convertible notes	220,400,001	-	220,400,001
Issue of share capital	304,483,760	-	304,483,760
Issue of treasury shares	-	106,088,336	106,088,336
As at December 31, 2015	978,253,983	108,686,288	1,086,940,271

The Company’s total authorized number of shares is 1.086.940.271. All issued shares are fully paid. The shares have no par value. On December 31, 2015 the total number of shares held in treasury represented approximately 9.99% (December 31, 2014: 1.2%) of the total registered shares. Treasury shares have been issued without consideration for the purpose of the Company’s share-based compensation plans.

On May 29, 2015, the Company announced that it had completed the issuance of in total 220,400,001 convertible notes and 220,400,001 warrants to certain US investors and certain existing shareholders pursuant to the authorization granted by the Annual General Meeting of shareholders on May 26, 2015. The total principal amount raised from the issuance of the convertible notes was €33.1 million. The warrants were issued free of charge to the subscribers of the convertible notes. Each convertible noted entitled the holder to convert such convertible note into one new share in the Company at a conversion price of €0.15 per share and there would be an automatic conversion into new shares in the Company upon completion of the US public offering. The subscribers of the convertible notes for each convertible note also received one warrant entitling the holder to subscribe for one new treasury share in the Company at a subscription price of €0.17.

On June 16, 2015, the Company announced that it had closed its US public offering. It was confirmed that the Company had offered 3,806,047 American Depositary Shares (ADS) in its US public offering at a price to the public of $14.888 per ADS for gross proceeds of $56.7 million (€50.2 million at the fixed ECB exchange rate of $1.1279 per euro as at June 10, 2015, the date of pricing). The share to ADS ratio is 80 to one, and the ADSs represent 304,483,760 newly issued shares in the Company with a subscription price of €0.165 (rounded figure) per new share (at the above mentioned fixed exchange rate). This includes the full exercise of the underwriters' over-allotment option. The issuance of new shares by the Company for the purpose of the completion of the US public offering was based on the authorization granted by the Annual General Meeting of shareholders on May 26, 2015. Following the completion of the US public offering the automatic conversion of the convertible notes issued by the Company to certain US investors and existing shareholders and the issue of 220,400,001 new shares to such noteholders at the pre-determined conversion price of €0.15 per new share has also been effected.

The total number of stock options and restricted stock units outstanding as at December 31, 2015 was 13,470,878, of which 2,027,620, are vested options under the Swiss plan and for which the Company holds an equivalent amount of treasury shares which it will use to settle these if they are exercised.

At December 31, 2015, the Company also had 220,400,001 warrants that were outstanding, following their issuance on May 28, 2015. The warrants entitle the holders to one share for each warrant at a subscription price of €0.17 per share and they may only be subscribed during a five year period beginning on the date five months after their issuance. The Company has authorization from the Annual General Meeting of the shareholders on May 26, 2015 to issue 220,400,001 shares to settle the warrants should they be exercised and on October 7, 2015, after the reporting date, issued 106,088,336 shares to itself using this authorization and will continue to hold them as treasury shares until such time as the warrants are exercised.

13.	Share Based Payments

The condensed consolidated financial statements do not include all disclosures for share based payments that are required in the annual consolidated financial statements and should be read in conjunction with the Company’s annual consolidated financial statements for the year ended December 31, 2014.

(a)	Stock Option Plan 2011 and Equity Incentive Plan 2011

The Stock Option Plan 2011, primarily for European employees, and the Equity Incentive Plan 2011, primarily for US employees, were approved at the Company’s 2011 general shareholders’ meeting as part of the Company’s incentive scheme determined by the Board of Directors. These plans contain both a service requirement condition at vesting and individual specified non-market performance targets during the year of grant.

i.	Stock Option Plan 2011

The fair value of the options was determined at the grant date by using the Black-Scholes option valuation model and expensed over the vesting period. The maximum number of stock options that could be awarded under the plan was 7,401,000, in three equal tranches designated as 2011A, 2011B and 2011C.

There were no options outstanding for the 2011A tranche as at December 31, 2014. The changes in the number of options in the plan during the twelve months ended December 31, 2015 is shown in the table below.

Number of options	2011B	2011C
Outstanding at January 1, 2015	1,793,000	2,230,000
Forfeitures	-	(272,500)
Exercised	(1,793,000)	-
Outstanding at December 31, 2015	-	1,957,500

All options were fair valued at grant date and recognized as an expense, over the vesting period, to personnel expenses included in research and development costs and general and administrative costs based on the employee’s function over the vesting period. The expense recognized during the twelve months ended December 31, 2015 was €155 thousand (the expense for twelve months ended December 31, 2014 was €472 thousand). The subscription price for all options is €0.01.

ii.	Equity Incentive Plan 2011

The Equity Incentive Plan 2011 includes three consecutive discretionary periods, calendar years 2011 (2011A), 2012 (2011B) and 2013 (2011C) in which the restricted share units may be granted. Each discretionary period is followed by an approximately two year vesting period, ending on January 5, 2014, January 5, 2015 and January 5, 2016, respectively after which the Company’s shares will be delivered to employees on the basis of the granted share units. A maximum of 4,599,000 shares may be delivered under the plan, but there is no maximum that can be issued in any one year. As at December 31, 2014, all shares had been delivered under the 2011A tranche.

The changes in the number of share units in the plan during the twelve months ended December 31, 2015 is shown in the table below.

Number of share units	2011B	2011C
Outstanding at January 1, 2015	654,375	795,000
Forfeitures	-	(155,000)
Exercised	(654,375)	-
Outstanding at December 31, 2015	-	640,000

The fair value of the restricted share units was determined as the closing share price for Biotie share on the grant date. The expense recognized during the twelve months ended December 31, 2015 was €53 thousand (the net reversal of the expense for the twelve months ended December 31, 2014 was €114 thousand). The exercise price for all share units is €0.

(b)	Swiss option plan

The Company’s Swiss subsidiary, Biotie Therapies AG, also has a stock option plan approved in 2008. Vesting of the options is related to continued service to the Company. The maximum contractual term of each option is ten years. The plan has been closed to new grants from February 1, 2011. An aggregate maximum of 14,912,155 shares in Biotie Therapies Corp. has been subscribed to under the plan and such shares have been issued to Biotie Therapies AG to be further conveyed to the option holders when they potentially exercise their option rights in accordance with the terms and conditions of the option rights. The last day for the share subscriptions based on the option rights in the Swiss option plan is December 7, 2020.

The changes in the number of options in the plan during the twelve months ended December 31, 2015 is shown in the table below.

Number of options	Options	Weighted average exercise price
Outstanding at January 1, 2015	2,824,772	€0.28
Forfeitures	(570,312)
Exercised	(226,832)
Outstanding at December 31, 2015	2,027,628	€0.26

The expense recognized during the twelve months ended December 31, 2015 was nil thousand (the net reversal of the expense for the twelve months ended December 30, 2014 was €50 thousand).

(c)	Stock Option Plan 2014 and Equity Incentive Plan 2014

The Stock Option Plan 2014, primarily for European employees, and the Equity Incentive Plan 2014, primarily for US employees, were approved at the Company’s 2014 general shareholders’ meeting as part of the Company’s incentive scheme determined by the Board of Directors. These plans contain both a service requirement condition at vesting for all awards and for the management awards, designated 2014M awards, there is an additional specified market performance requirement that determines the number of awards earned.

i.	Stock Option Plan 2014

The fair value of the options was determined at the grant date by using the Black-Scholes option valuation model and expensed over the vesting period. The maximum number of options that could be awarded under the plan is 10,337,500, of which 4,320,000 are 2014M awards that are subject to an additional specified market performance requirement at vesting. The 2014M awards include an additional incentive (a market condition) for the senior management team to have a portion of their potential awards over the three years ending December 31, 2016 to be based solely on an increase in the share price of the Company for the vesting period. The 2014M awards will not vest unless the Company’s share price growth during that three year period is greater than 35%; however, if the share price growth is greater than 35%, there will be an increasing return up to a maximum of three times the initial awards for a share price growth of at least 100% over the three year vesting period. The 2014M market condition has been incorporated into the Black-Scholes model, by determining the probability of the share price growth increase over the three year period based on historical share price movements.

The changes in the number of options, or senior management option units in the case of the 2014M tranche, in the plan during the twelve months ended December 31, 2015 is shown in the table below.

Number of options	2014A	2014B	2014C	2014D	2014M
Outstanding at January 1, 2015	458,750	1,376,250	-	-	1,440,000
Forfeitures	(75,000)	(225,000)	-	-	-
Granted	-	-	389,250	1,167,750	-
Outstanding at December 31, 2015	383,750	1,151,250	389,250	1,167,750	1,440,000

All options were fair valued at grant date and will be recognized to personnel expenses, as research and development expenses or general and administrative expenses, over the vesting period. The most significant inputs used to estimate the fair value of the stock options granted during the twelve months ended December 31, 2015 are as follows:

Option plan	2014C	2014D
Share price at grant date	€0.20	€0.20
Subscription price	€0.01	€0.01
Volatility*	50%	50%
Maturity, years	3	4
Interest rate	0.00%	0.00%
Expected dividends	-	-
Valuation model	Black-Scholes	Black-Scholes
Option fair value, €	0.19	0.19
Effect on earnings, € in thousands	36	71

* Expected volatility was determined by calculating the historical volatility of the Company’s share using monthly observations over corresponding maturity.

The expense recognized during the twelve months ended December 31, 2015 was €328 thousand (for the twelve months ended December 31, 2014: €279 thousand).

ii.	Equity Incentive Plan 2014

The Equity Incentive Plan 2014 includes three consecutive discretionary periods, calendar years 2014, 2015 and 2016 in which the restricted share units, or senior management units, may be granted. Each discretionary period is followed by a subscription period of approximately two years (for 2014A, 2014C and 2014E awards) or approximately three years (for 2014B, 2014D, 2014F and 2014M awards), ending on January 5, 2016, January 5, 2017, January 5, 2018 or January 5, 2019, after which the Company’s shares will be delivered to employees on the basis of the granted share units. A maximum of 14,002,500 shares may be delivered under the plan, of which 2,520,000 are 2014M awards that are subject to an additional specified market performance requirement at vesting, which is the same as that described in the Stock Option Plan 2014 above. There is no maximum number of share units that can be awarded in any one year, but all the 2014M awards must be awarded in 2014.

The changes in the number of share units, or senior management share units in the case of the 2014M tranche, in the plan during the twelve months ended December 31, 2015 is shown in the table below.

Number of units	2014A	2014B	2014C	2014D	2014M
Outstanding at January 1, 2015	409,687	1,229,063	-	-	840,000
Forfeitures	(39,375)	(129,375)	(48,125)	(144,375)	-
Granted	-	-	549,063	1,647,187	-
Outstanding at December 31, 2015	370,312	1,099,688	500,938	1,502,812	840,000

The effect on the Company’s earnings for the twelve months ended December 31, 2015 was €336 thousand (for the twelve months ended December 31, 2014: €197 thousand). The fair value of the restricted share units was determined by using the closing share price of the Company’s shares on the grant date. The fair value of the share units granted in the twelve months ended December 31, 2015 was €0.19 per share for the 2014C and 2014D. The exercise price for all units is the USD equivalent of €0.01.

14.	Non-cash Transactions to Cash Flow from Operating Activities

	For the twelve month period ended December 31,
(€ in thousands)	2015	2014
Depreciation and amortization	293	281
Share-based compensation	873	784
Other adjustments	(1,486)	(288)
Non-cash adjustments to cash flow from operating activities	(320)	777

15.	Commitments and Contingencies

Operating lease commitments
	As at
(€ in thousands)	December 31, 2015	December 31, 2014
Due within a year	866	843
Due in 1-5 years	1,331	1,937
Due later than 5 years	-	-
Total	2,197	2,780

Operating lease commitments comprise rent commitments for leasehold properties and lease commitments for motor vehicles, machines and equipment with leases of 3 to 5 years. The Company’s operating leases are non-cancellable and they do not include redemption or extension options.

On December 31, 2015, Biotie had outstanding contractual payment obligations (contractual commitments), primarily for contract research work services related to ongoing clinical development programs, totaling €529 thousand (December 31, 2014: €232 thousand).

16.	Transactions with Related Parties

During the periods ended December 31, 2015 and 2014, the Company’s management team was paid regular salaries and contributions to post-employment benefit schemes. Additionally, the members of the Board of Directors were paid regular Board and committee fees. No loans, advances or guarantees were made to the management team or Board of Directors as of December 31, 2015 or 2014.

The condensed consolidated financial statements do not include all disclosures for related party transactions that are required in the annual consolidated financial statements and should be read in conjunction with the Company’s annual consolidated financial statements for the year ended December 31, 2014.

17.	Events After the Reporting Date

After the reporting period on January 5, 2016, Biotie announced that the Board has approved a new share-based incentive plan, the Stock Option Plan 2016 (the Plan), for the Group's employees for awards to be made in the period 2016 to 2017. The Plan is intended to form part of the remuneration, incentive and commitment program for the employees and to support the hiring of new employees as the Group increases the number of its employees to ensure that the currently recruiting clinical trials are conducted effectively and efficiently. The incentives support the attainment of the targets established by the Group and the implementation of the Group's strategy, as well as the Group's long-term productivity. The Plan also reflects the competitive environment in which the Group operates, particularly in the United States of America, and as an important tool in enabling the Group to attract and retain the right quality employees. The maximum of new shares that may be issued pursuant to the Plan is 80,000,000 shares, which corresponds to maximum of 8.18 per cent dilution of the current outstanding shares of the Company. As a result of the implementation of the Plan, there will be no further awards made under the Stock Option Plan 2014 or the Equity Incentive Plan 2014.

After the reporting period on January 5, 2016, the Company announced that the Board had resolved to issue a total of 2,667,812 new shares to be delivered to employees who are participants of the Company's option and equity incentive plans on the exercise of share options and for the settlement of stock units in accordance with Chapter 10 Section 7 and Chapter 9 Section 4 of the Finnish Companies Act (624/2006, as amended). The new shares was registered with the Finnish Trade Register on January 18, 2016, and admitted to trading on Nasdaq Helsinki Ltd on January 19, 2016.

On January 19, 2016 Biotie announced that Acorda Therapeutics, Inc. (Acorda) and Biotie Therapies Corp. have entered into a combination agreement whereby Acorda, either directly or through a wholly-owned subsidiary, will make a public tender offer in Finland and in the United States to purchase all of the issued and outstanding shares, American Depositary Shares (ADSs), stock options, share units and warrants in Biotie that are not owned by Biotie or any of its subsidiaries (the Tender Offer). The Board of Directors of Biotie unanimously recommends that the holders of Biotie shares, ADSs, option rights, share units and warrants accept the Tender Offer. The tender offer from Acorda values the Company at approximately €334 million, or approximately $363 million based on the exchange rate on January 18 the day before the tender offer was announced, which represents a premium to the closing price of approximately 95% for the Biotie shares on Nasdaq Helsinki Ltd and approximately 94% of the Biotie ADSs on the Nasdaq Stock Market LLC on January 18, 2016, the last trading day preceding the announcement.

Following the necessary regulatory approvals the acceptance period under the Tender Offer commenced on March 11, 2016 and will preliminarily expire on April 8, 2016.

KEY FIGURES

The formulas for the calculation of the key figures are presented in the notes of the consolidated financial statements for the year ended December 31, 2014

	For the year ended December 31,
(€ in thousands, unless stated)	2015	2014

Business development
Revenues	3,736	14,901
Personnel on average	38	36
Personnel at end of period	38	38
Research and development costs	(25,864)	(17,192)
Capital expenditure	108	196

Profitability
Operating (loss)	(29,296)	(36,090)
as percentage of revenues, %	(784.2)	(242.2)
(Loss) before taxes	(28,323)	(35,165)
as percentage of revenues, %	(758.1)	(236.0)

Financial positon
Liquid assets	79,044	32,393
Shareholders’ equity	105,720	52,623
Balance sheet total	143,702	88,331

Financial ratios
Return on equity, %	(35.8)	(52.9)
Return on capital employed, %	(28.2)	(39.5)
Equity ratio, %	74.6	61.0
Gearing, %	(55.2)	(22.2)

Per share data
(Loss) per share (EPS) basic, €	(0.04)	(0.08)
(Loss) per share (EPS) diluted, €	(0.04)	(0.08)
Shareholders’ equity per share, €	0.12	0.12
Dividend per share, €	-	-
Pay-out ratio, %	-	-
Effective dividend yield, %	-	-
P/E-ratio	-	-

Share price
On NASDAQ-OMX market in Helsinki
Lowest share price, €	0.14	0.18
Highest share price, €	0.26	0.36
Average share price, €	0.19	0.24
End of period share price, €	0.16	0.19
Market capitalization, € million	172.8	87.5

On NASDAQ market in the United States*
Lowest ADS price, $	12.43	n/a
Highest ADS price, $	25.39	n/a
Average ADS price, $	17.81	n/a
End of period ADS price, $	14.35	n/a
Market capitalization, $ million	195.0	n/a

Trade of shares
On NASDAQ-OMX market in Helsinki
Number of shares traded	201,081,835	124,604,223
as percentage of all shares, %	18.5	27.3
On NASDAQ market in the United States*
Number of ADS traded	7,421,501	n/a
as percentage of all shares (after conversion factor), %	54.6	n/a

Number of shares during the period	766,843,179	455,958,187
Number of shares at end of the period	1,086,940,271	455,968,174
Number of shares during the period, fully diluted	888,925,834	455,958,187
Number of shares at end of the period fully diluted	1,308,985,001	455,968,174

* All trading information in relation to shares listed on the NASDAQ market in the United States relates to the period since June 11, 2015, which was the first day of trading on that market

Biotie Therapies Corp.

Joukahaisenkatu 6
FI-20520 Turku
Finland

Tel. +358 2 274 89 00
Fax +358 2 274 89 10

www.biotie.com

For further information please contact:

David Cook
Chief Financial Officer
email: david.cook@biotie.com

Tel: +358 2 2748 900

Virve Nurmi
Senior Manager, Investor Relations
email: virve.nurmi@biotie.com

Tel: +358 2 2748 911

The Trout Group LLC

Lauren Williams
Managing Director
email: lwilliams@troutgroup.com

Tel: +44 203 780 4972

Jennifer Porcelli
Vice President
email: jporcelli@troutgroup.com

Tel: +1 646 378 2962